Filed pursuant to Rule 433
Registration Statement No. 333-180300-03
September 26, 2013

Exchange Traded Notes

September 26, 2013

Dear %%FIRST NAME%%,

We look forward to seeing you at the Morningstar ETF Invest conference in Chicago on October 2-4.

We recently launched two products, CSCB (Commodity Benchmark ETN) and CSCR (Commodity Rotation ETN) on Credit Suisse proprietary indexes that offer innovative commodity index strategies in exchange-traded format.

Please stop by our booth in the exhibition center at ETF Invest to learn more about CSCB, CSCR and our full suite of products on alternative beta, commodities and MLPs.

See you in a few days!

Sincerely,
Greg King

Head of Exchange Traded Products
Credit Suisse

greg.king@credit-suisse.com
212-538-7333

Credit Suisse ETN Products

     •      Commodity Benchmark Exchange Traded Notes - CSCB New!
     •      Commodity Rotation Exchange Traded Notes - CSCR New!
     •      Silver Shares Covered Call Exchange Traded Notes - SLVO
     •      Gold Shares Covered Call Exchange Traded Notes - GLDI
     •      MLP Index Exchange Traded Notes - MLPN
     •      Merger Arbitrage Index Exchange Traded Notes - CSMA
     •      Merger Arbitrage Index Leveraged Exchange Traded Notes - CSMB
     •      Long/Short Equity Index Exchange Traded Notes - CSLS
     •      Market Neutral Equity Exchange Traded Notes - CSMN

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Selected Investment Considerations

•	We expect that investors will purchase and sell the ETNs primarily in the secondary market through the exchange on which such ETNs are listed. We have no obligation to maintain any listing on any exchange, and may delist the ETNs at any time.
•	The indicative value of the ETNs is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.
•	Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment upon redemption, acceleration or at maturity, and coupon payments (if any) is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.

•	The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the relevant Index. Furthermore, the return at maturity or upon repurchase will be reduced by any fees and charges associated with the ETNs and the relevant Index. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees and charges.
•	Certain ETNs may provide for the payment of periodic coupons. The amount of any such coupon payment will vary and could be zero. You will not receive fixed periodic interest payments on any ETN.
•	We have the right to repurchase or accelerate the ETNs during the term of the ETNs. The amount you may receive upon a repurchase or acceleration by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.
•	Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.

An investment in ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the ETNs. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and the Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

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